Exhibit 99.1

CNFinance Announces Change of Name and the Results of its Extraordinary General Meeting

GUANGZHOU, China, November 29, 2024/PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced the results of its extraordinary general meeting of shareholders held at 44/F, Tower G, NO. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China, at 10:00 AM (Hong Kong time) on November 29, 2024.

At the extraordinary general meeting, each of the following resolutions submitted for shareholder approval was adopted, and after the adoption of the proposed resolutions, all corporate authorizations and actions contemplated thereunder were approved:

(i) As a Special Resolution that the name of the Company be changed from “CNFinance Holdings Limited 泛華金融控股有限公司” to “CNFinance Holdings Limited 深泛联控股有限公司” (the “Change of Name”) and as an Ordinary Resolution, each of the directors and officers of the Company be authorized to make filings, take any and all action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit;

(ii) As a Special Resolution, in connection with the Change of Name, that the existing Amended and Restated Memorandum and Articles of Association of the Company be and are hereby replaced in their entirety with the Second Amended and Restated Memorandum and Articles of Association, a copy of which is annexed to the notice of extraordinary general meeting.

The Change of Name will take effect on or around November 29, 2024. The Company’s ISIN and CUSIP codes will remain unchanged. Shareholders are not required to take any specific action regarding the above changes.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, and relevant government laws, regulations, rules, policies or guidelines relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance, through its operating subsidiaries in China, conducts business by connecting demands and supplies through collaborating with sales partners and trust companies under the trust lending model, and sales partners, local channel partners and commercial banks under the commercial bank partnership model. Sales partners and local channel partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn